January 31, 2018

Results of Shareholder Votes

The Fund held its Annual Meeting of Shareholders on December 6, 2017 for the following purposes:

*	The election of Ellen D. Harvey as a Class I Trustee of
the Fund by holders of common and preferred shares, to serve until 2020 or until her successor is duly elected and qualified;

*	The election of Suzanne P. Welsh as a Class I Trustee of
the Fund by holders of preferred shares, to serve until 2020 or until her successor is duly elected and qualified; and

*	The election of Thomas E. Spock as a Class III Trustee of
the Fund by holders of preferred shares, to serve until 2019 or until his successor is duly elected and qualified.

The voting results were as follows:


Ellen D. Harvey
# of shares in Favor		3,917,474
# of shares Withheld		2,626,441

Suzanne P. Welsh
# of shares in Favor		600
# of shares Withheld		-

Thomas E. Spock
# of shares in Favor		600
# of shares Withheld		-